Filed Pursuant to Rule 424(b)(3)
Registration No. 333-237636

PROSPECTUS SUPPLEMENT

(to Prospectus dated May 7, 2020)

SIENTRA, INC.

14,634,147 Shares

Common Stock

This prospectus supplement updates, amends and supplements the selling stockholders table and related footnotes contained in the prospectus dated May 7, 2020 (the “Prospectus”), which Prospectus forms a part of the Registration Statement on Form S-3 (File No. 333-237636) (the “Registration Statement”) of Sientra, Inc. (the “Company,” “we,” “us” or “our”), covering the resale of up to 14,634,147 shares of our common stock, par value $0.01 per share, that are issuable upon the exercise of outstanding warrants previously issued to the selling stockholders named in this prospectus supplement.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the Prospectus.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “SIEN.”

The information in this prospectus is accurate as of the date on the front cover. Information incorporated by reference into this prospectus is accurate as of the date of the document from which the information is incorporated. You should not assume that information contained in or incorporated by reference into this prospectus is accurate as of any other date.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “SIEN.” On October 13,2022, the closing price of our common stock was $0.733 per share.

You should read carefully this prospectus supplement, the Prospectus, the documents incorporated by reference herein and therein, and the Registration Statement before you invest. See “Risk Factors” beginning on page 3 of the Prospectus for information on certain risks related to the purchase of our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 14, 2022

SELLING STOCKHOLDER

This prospectus relates to the possible resale of up to 14,634,147 shares of our common stock issuable upon the conversion of the 4.0% unsecured and subordinated Convertible Note in the original principal amount of $60,000,000 held by the selling stockholder set forth in the table below.

The following table presents information regarding the beneficial ownership of the selling stockholders that are offering shares of our common stock pursuant to this prospectus supplement and the Prospectus.

The selling stockholders identified below may currently hold or acquire at any time common stock in addition to the shares registered hereby. On March 11, 2020, we entered into a Facility Agreement (the “Facility Agreement”) by and among the Company, as borrower, certain of the Company’s subsidiaries party thereto as guarantors and Deerfield Partners, L.P. (together with its affiliates, “Deerfield”), as agent for itself and the lenders, providing for the sale by the Company to Deerfield of up to $60.0 million aggregate principal amount of 4.0% unsecured and subordinated convertible notes upon the terms and conditions set forth in the Deerfield Facility Agreement. On March 11, 2020, pursuant to the Deerfield Facility Agreement, we issued a $60.0 million 4.0% unsecured and subordinated convertible note (the “Original Note”) to Deerfield, which was initially convertible into shares of our common stock at a conversion price of $4.10. On October 12, 2022, the Company entered into an Amended and Restated Facility Agreement (the “Restated Agreement”) by and among the Company as borrower, certain of the Company’s subsidiaries from time to time party thereto as guarantors and Deerfield. In connection with the Restated Agreement, on October 12, 2022, the Company and Deerfield entered into an Exchange Agreement pursuant to which Deerfield exchanged $10.0 million of principal under the Original Note for 2,967,742 shares of Common Stock and a pre-funded warrant to purchase 10,543,946 shares of Common Stock, reducing the outstanding principal amount of the Original Note to $50.0 million.

Pursuant to the Restated Agreement, the maturity date of the Original Note was extended until March 11, 2026, and the initial conversion price was reduced to $2.75. On the date of the Restated Agreement and pursuant to the terms thereof, the Company issued and sold an additional senior secured convertible note in a principal amount of $23.0 million (the “New Note” and, together with the Original Note, the “Convertible Notes”). The New Note matures on the fifth anniversary of the issuance date and is convertible into shares of the Company’s common stock, par value $0.01 (the “Common Stock”), at an initial conversion price of $1.00. On the payment, repayment, dischargement, redemption or prepayment of the New Note or upon a Successor Major Transaction Conversion (as defined in the New Note), the Company will pay a non-refundable exit fee equal to 1.95% of the New Note so paid, repaid, discharged, redeemed or prepaid, as the case may be.

The Restated Agreement also provides for the issuance of warrants to purchase Common Stock (the “Warrants”) to the extent that the obligations under Restated Agreement and the Convertible Notes are prepaid. If issued, the Warrants will be exercisable on a cash or cashless (net exercise) basis with an initial exercise price equal to the conversion price of the Original Note and New Note, respectively, for the number of Conversion Shares (as defined in the Convertible Notes) which the repaid amount would have been convertible into and will be subject to the Beneficial Ownership Cap, as well as certain other customary anti-dilution adjustments upon the occurrence of certain events such as stock splits, subdivisions, reclassifications or combinations of Common Stock consistent with those included in the Convertible Notes. The Warrants will also provide, at the election of each holder thereof, for the payment of the exercise price therefor by reduction of the principal amount of any outstanding Convertible Notes held by such holder. Upon the consummation of a “Major Transaction” (as defined in the Warrants and consistent with the term as used in the Convertible Notes), holders of the Warrants may elect to (i) have their Warrants redeemed by the Company for an amount equal to the Black-Scholes value of such Warrant, in cash or, if applicable, in the form of the consideration paid to the Company’s stockholders in a Major Transaction, or (ii) have such Warrants be assumed by the successor to the Company in a Major Transaction, if applicable. Holders of the Warrants are also entitled to participate in any dividends or distributions to holders of Common Stock at the time such dividends or distributions are paid to such stockholders.

The Company may redeem all or any portion of the principal amount of the Convertible Notes for cash. Upon redemption of any Convertible Notes, the Company will issue Warrants covering the same number of shares of Common Stock underlying, and at an exercise price equal to the conversion price of, the redeemed Convertible Notes. The Convertible Notes provide for the optional redemption of the Convertible Notes without issuance of any Warrants or payment of any additional make whole amount (unless such Convertible Note is converted following receipt of an optional redemption notice but prior to payment of the redemption amount) provided that each of the following is greater than 130% of the conversion price then in effect: (1) the volume weighted average price of the Common Stock on each of any twenty (20) trading days during the period of thirty (30) consecutive trading days ending on the date on which the Company delivers an optional redemption notice, (2) the volume weighted average price of the Common Stock on the last trading day of such period and (3) the closing price of the Common Stock on the last trading day of such period. The Company may not effect any optional redemption during a delisting event or unless all conversion shares and warrant shares are freely tradable.

The following table presents information regarding the selling stockholder as of October 12, 2022, and the shares of common stock that they may offer and sell from time to time under this prospectus. This table is prepared based on information supplied to us by the selling stockholder. As used in this prospectus, the term “selling stockholder” includes any donees, pledges, transferees or other successors in interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, or other non-sale related transfer. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that the selling stockholder may offer under this prospectus. The selling stockholder may sell some, all or none of their respective shares of common stock. We do not know how long the selling stockholder will hold their respective shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended.

The percentages of shares of common stock beneficially owned after the offering shown in the table below are based on an aggregate of 65,949,817 shares of our common stock outstanding on October 12, 2022.

Selling Stockholder(1)	Shares Beneficially Owned Prior to the Offering		Number of Shares Being Offered(2)	Shares Beneficially Owned After the Offering	Percentage
Deerfield Partners, L.P.(3)	54,693,506	(4)(5)	14,634,147	40,059,359	4.985%

(1)

Additional information concerning named selling stockholders or pledgees, donees, transferees or other successors-in-interest of any such stockholder may be set forth in an additional prospectus supplement to the prospectus.

(2)

The number of shares offered hereby consists solely of shares issuable upon conversion of the Original Note, and does not include all of the shares issuable upon conversion of the Original Note as a result of the reduction of the conversion price applicable to the Original Note (as described above). The number of shares beneficially owned after giving effect to this offering assumes that the selling stockholder will sell all of the shares offered under this prospectus supplement and the Prospectus and will not sell any other shares. We cannot, however, predict what or how many shares will be sold by the selling stockholder, including sales of shares of our common stock pursuant to an exemption from registration.

(3)

Unless otherwise indicated, the business address of each holder is: c/o Deerfield Management Company, L.P., 780 Third Avenue, 37th Floor, New York, NY 10017. Deerfield Mgmt, L.P. is the general partner of Deerfield Partners, L.P. Deerfield Management Company, L.P. is the investment manager of Deerfield Partners, L.P. Mr. James E. Flynn is the sole member of the general partner of each of Deerfield Mgmt, L.P. and Deerfield Management Company, L.P. Each of Deerfield Mgmt, L.P., Deerfield Management Company, L.P. and Mr. James E. Flynn may be deemed to beneficially own the shares of common stock of the Company beneficially owned by Deerfield Partners, L.P.

(4)

The number of shares reported as being beneficially owned by the Selling Stockholder is comprised of 2,967,742 shares of common stock, 10,543,946 shares of Common Stock issuable upon exercise of a pre-funded warrant, 18,181,818 shares of common stock issuable upon conversion of the Original Note and 23,000,000 shares of common stock issuable upon conversion of the New Note.

(5)

The terms of both the Pre-Funded Warrant the Convertible Notes, prohibit the exercise or conversion (as applicable) thereof to the extent that, upon such exercise or conversion, the number of shares of our common stock then beneficially owned by such holder, together with its affiliates and any other persons or entities whose beneficial ownership of our common stock would be aggregated with such holder for purposes of Section13(d) of the Exchange Act, would exceed 4.985% of the total number of shares of our common stock then issued and outstanding, or the 4.985% blocker. For purposes of the 4.985% blocker, beneficial ownership is determined in accordance with Section13(d) of the Exchange Act and the rules and regulations promulgated thereunder. Accordingly, notwithstanding the number of shares reported, Deerfield Partners, L.P. (and each person and entity identified above that may be deemed to beneficially own the shares held by it), disclaims beneficial ownership of the shares of common stock issuable upon conversion or exercise (as applicable) of the Convertible Notes and the Pre-Funded Warrant to the extent that upon such conversion or exercise the number of shares beneficially owned by such holder, its affiliates and any applicable group members, in the aggregate, would exceed the 4.985% blocker.

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